1933 Act File No. 333-258180

1940 Act File No. 811-23720

As filed with the Securities and Exchange Commission on March 30, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 1	☒
REGISTRATION STATEMENT
UNDER
THE INVESTMENT COMPANY ACT OF 1940	☒
Amendment No. 6	☒

COHEN & STEERS REAL ESTATE

OPPORTUNITIES AND INCOME FUND

Registrant Exact Name as Specified in Charter

280 Park Avenue

New York, New York 10017

(Address of Principal Executive Offices)

(212) 832-3232

(Registrant’s Telephone Number, including Area Code)

Dana A. DeVivo, Esq.

Cohen & Steers Capital Management, Inc.

280 Park Avenue

New York, New York 10017

(212) 832-3232

(Name and Address of Agent for Service)

Copy to:

Michael G. Doherty

Ropes & Gray LLP

1211 Avenue of the Americas

New York, New York 10036

Clifford R. Cone, Esq.

Jefferey D. LeMaster, Esq.

Clifford Chance US LLP

31 W 52nd Street

New York, New York 10019

Approximate Date of Commencement of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.
☐

Check box if any securities being registered in this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.
☐

Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐

Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

Is it proposed that this filing will become effective (check appropriate box):

☐ when declared effective pursuant to Section 8(c) of the Securities Act

The following boxes should only be included and completed if the registrant is making this filing in accordance with Rule 486 under the Securities Act.

☐	immediately upon filing pursuant to paragraph (b)
☐	on (date) pursuant to paragraph (b)
☐	60 days after filing pursuant to paragraph (a)
☐	on (date) pursuant to paragraph (a)

If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].
☐

This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:             .

☐

This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:             .

☒

This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: 333-258180.

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).
☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).
☐	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).
☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).
☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).
☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).
☐

If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 7(a)(2)(B) of Securities Act.

☒	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-258180 and 811-23720) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C

OTHER INFORMATION

Item	25. Financial Statements and Exhibits

Part A—None

Part B—Report of Independent Registered Public Accounting Firm – included in SAI

Statement of Assets and Liabilities – included in SAI

2.	Exhibits

(a)(1)	Certificate of Trust (1)

(a)(2)	Declaration of Trust(2)

(a)(3)	Certificate of Amendment(3)

(a)(4)	Amended and Restated Declaration of Trust(4)

(b)	By-Laws(4)

(c)	Not applicable

(d)	Not applicable

(e)	Dividend Reinvestment Plan(4)

(f)	Not applicable

(g)	Investment Management Agreement(4)

(h)(i)	Form of Underwriting Agreement(5)

(h)(ii)	Form of Master Agreement Among Underwriters(4)

(h)(iii)	Form of Master Selected Dealers Agreement(4)

(h)(iv)	Form of BofA Securities, Inc. Structuring and Syndication Fee Agreement(5)

(h)(v)	Form of Morgan Stanley & Co. LLC Structuring Fee Agreement(5)

(h)(vi)	Form of Raymond James & Associates, Inc. Structuring Fee Agreement(5)

(h)(vii)	Form of UBS Securities LLC Structuring Fee Agreement(5)

(h)(viii)	Form of Wells Fargo Securities, LLC Structuring Fee Agreement(5)

(h)(ix)	Form of Oppenheimer & Co. Inc. Structuring Fee Agreement(5)

(h)(x)	Form of RBC Capital Markets, LLC Structuring Fee Agreement(5)

(h)(xi)	Form of Rockefeller Financial LLC Structuring Fee Agreement(5)

(h)(xii)	Form of Stifel, Nicolaus & Company, Incorporated Structuring Fee Agreement(5)

(h)(xiii)	Form of Fee Agreement(5)

(i)	Not applicable

(j)	Form of Amendment to Master Custodian Agreement(4)

(k)(i)	Form of Fifth Amendment to Transfer Agency, Registrar and Dividend Disbursing Agency Agreement(4)

(k)(ii)	Form of Administration Agreement(4)

(k)(iii)	Form of Amendment to Administration Agreement(4)

(l)	Opinion and Consent of Venable LLP(5)

(m)	Not applicable

(n)	Consent of Independent Registered Public Accounting Firm(5)

(o)	Not applicable

(p)	Form of Investment Representation Letter(4)

(q)	Not applicable

(r)	Code of Ethics of the Fund and the Investment Manager(4)

(s)(i)	Fee Exhibit(5)

(s)(ii)	Amended and Restated Fee Exhibit*

(t)	Power of Attorney(4)

*	Filed herewith.
**	To be filed by amendment.
(1)

Incorporated by reference to the Registration Statement on Form N-2 (333-258180; 811-23720) filed with the Securities and Exchange Commission (the “Commission”) on July 26, 2021 (SEC Accession No. 0001193125-21-224459).

(2)	Incorporated by reference to the Registration Statement on Form N-2 (333-258180; 811-23720) filed with the Commission on October 15, 2021 (SEC Accession No. 0001193125-21-300034).
(3)	Incorporated by reference to the Registration Statement on Form N-2 (333-258180; 811-23720) filed with the Commission on November 11, 2021 (SEC Accession No. 0001193125-21-327648).
(4)	Incorporated by reference to the Registration Statement on Form N-2 (333-258180; 811-23720) filed with the Commission on January 31, 2022 (SEC Accession No. 0001193125-22-021864).
(5)	Incorporated by reference to the Registration Statement on Form N-2 (333-258180; 811-23720) filed with the Commission on February 23, 2022 (SEC Accession No. 0001193125-22-048921).

Item	26. Marketing Arrangements

See the Form of Underwriting Agreement, the Form of Master Agreement Among Underwriters, the Form of Master Selected Dealers Agreement, the Form of BofA Securities, Inc. Structuring and Syndication Fee Agreement, the Form of Morgan Stanley & Co. LLC Structuring Fee Agreement, the Form of Raymond James & Associates, Inc. Structuring Fee Agreement, the Form of UBS Securities LLC Structuring Fee Agreement, the Form of Wells Fargo Securities, LLC Structuring Fee Agreement, the Form of Oppenheimer & Co. Inc. Structuring Fee Agreement, the Form of RBC Capital Markets, LLC Structuring Fee Agreement, the Form of Rockefeller Financial LLC Structuring Fee Agreement, the Form of Stifel, Nicolaus & Company, Incorporated Structuring Fee Agreement and the Form of Fee Agreement filed as Exhibit (h)(i), Exhibit (h)(ii), Exhibit (h)(iii), Exhibit (h)(iv), Exhibit (h)(v), Exhibit (h)(vi), Exhibit (h)(vii), Exhibit (h)(viii), Exhibit (h)(ix), Exhibit (h)(x), Exhibit (h)(xi), Exhibit (h)(xii) and Exhibit (h)(xiii), respectively, to this Registration Statement.

Item	27. Other Expenses of Issuance and Distribution

The following table sets forth the expenses to be incurred in connection with the offer described in this Registration Statement:

Registration and Filing Fees	$82,000
FINRA Fees	113,000
New York Stock Exchange Fees	20,000
Costs of Printing and Engraving	250,000
Accounting Fees and Expenses	56,500
Legal Fees and Expenses	629,000
Miscellaneous	299,000

Total	$1,449,500

Item	28. Persons Controlled by or under Common Control with Registrant

None.

Item	29. Number of Holders of Securities

Set forth below is the number of record holders as of January 28, 2022, of each class of securities of the Registrant:

Title of Class	Number of Record Holders
Common Shares of Beneficial interest, par value $0.001 per share	1

Item	30. Indemnification

Maryland law permits a Maryland statutory trust to include in its declaration of trust a provision limiting the liability of its trustees and officers to the trust and its shareholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty that is established by a final judgment as being material to the cause of action. The Registrant’s Declaration of Trust contains such a provision that limits present and former trustees’ and officers’ liability to the Registrant and its shareholders for money damages to the maximum extent permitted by Maryland law in effect from time to time, subject to the Investment Company Act of 1940, as amended (the “1940 Act”).

The Registrant’s Declaration of Trust obligates it to the maximum extent permitted by Maryland law to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•	any present or former trustee or officer who is made or threatened to be made a party to a proceeding by reason of his or her service in that capacity; or

•

any individual who, while a trustee or officer of the Registrant and at the Registrant’s request, serves or has served as a director, trustee, officer, partner, member or manager of another trust, corporation, real estate investment trust, partnership, joint venture, limited liability company, employee benefit plan or any other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity.

The Registrant’s Declaration of Trust also permits it, with Board approval, to indemnify and advance expenses to any person who served a predecessor of the Registrant in any of the capacities described above and to any employee or agent of the Registrant or a predecessor of the Registrant.

In accordance with the 1940 Act, the Registrant will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Item	31. Business and other Connections of Investment Adviser

This information, with respect to the Investment Manager, is set forth under the caption “Management of the Fund” in the Prospectus and in the Statement of Additional Information, constituting Parts A and B, respectively, of this Registration Statement.

The following is a list of the directors and officers of the Investment Manager. Unless otherwise indicated, none of the persons listed below has had other business connections of a substantial nature during the past two fiscal years other than as stated in the Prospectus forming Part A of this Registration Statement.

Name	Title	Other Business/Position Held/Dates
Robert H. Steers	Executive Chairman and Director	*
Joseph M. Harvey	Chief Executive Officer, President and Director	*
Adam M. Derechin	Executive Vice President and Chief Operating Officer	*
Matthew S. Stadler	Executive Vice President and Chief Financial Officer	*
Francis C. Poli	Executive Vice President, General Counsel and Secretary	*
Jon Cheigh	Executive Vice President and Chief Investment Officer	*
Douglas R. Bond	Executive Vice President	*
Elena Dulik	Senior Vice President and Chief Accounting Officer	*
Edward Delk	Senior Vice President and Global Chief Compliance Officer	*
William F. Scapell	Executive Vice President	*
James Giallanza	Executive Vice President	*
Gerios Rovers	Executive Director	*
Benjamin Morton	Executive Vice President	*
Matthew Pace	Executive Vice President	*
Daniel Charles	Executive Vice President	*
Daniel Longmuir	Executive Vice President	*
Greg Bottjer	Executive Vice President	*
James Corl	Executive Vice President	*
Brian Heller	Senior Vice President and Corporate Counsel	*
Jason Yablon	Executive Vice President	*
Vincent Childers	Senior Vice President	*
Leonard Geiger	Senior Vice President	*
Marc Haynes	Senior Vice President	*
Takeshi Itai	Senior Vice President	*
William Leung	Senior Vice President	*
Christopher Parliman	Senior Vice President	*
Mark Smith-Lyons	Senior Vice President	*
Yigal Jhirad	Senior Vice President	*

James McAdams	Senior Vice President	*
Nicholas Koutsoftas	Senior Vice President	*
Benjamin Ross	Senior Vice President	*
Rogier Quirijns	Senior Vice President	*
Matthew Karcic	Senior Vice President	*
Kim Spellman	Senior Vice President	*
Elaine Zaharis-Nikas	Senior Vice President	*
Anton Chan	Senior Vice President	*
Charles Wenzel	Senior Vice President	*
Stephen Kenneally	Senior Vice President	*
Michelle Butler	Senior Vice President	*
Neil Bloom	Senior Vice President	*
Michael Loftus	Senior Vice President	*
Kevin Lotti	Senior Vice President	*
Ronald Pucillo	Senior Vice President	*
Ted Valenti	Senior Vice President	*
Emily Conte	Senior Vice President	*
William Alstrin	Senior Vice President	*
Brian Meta	Senior Vice President	*
Christopher Rhine	Senior Vice President	*
Amy Duling	Senior Vice President	*
Brian Cordes	Senior Vice President	*
Austin Fagan	Senior Vice President	*
Christopher Barrett	Senior Vice President	*
Evan Serton	Senior Vice President	*
Pascal Van Garderen	Senior Vice President	*
Adam Collins	Senior Vice President	*
Mary Ruth Newman	Senior Vice President	*
Andrew Humble	Senior Vice President	*
Jason Johnson	Senior Vice President	*
Michael Nolan	Senior Vice President	*
Jason Williams	Senior Vice President	*
Robert Demert	Senior Vice President	*
Tyler Rosenlicht	Senior Vice President	*
James Shields	Senior Vice President	*
Dana A. DeVivo	Senior Vice President	*
Albert Laskaj	Senior Vice President	*

Michael Graveline	Senior Vice President	*
Matthew Kirschner	Senior Vice President	*
Jerome Dorost	Senior Vice President	*
Stephen Murphy	Senior Vice President	*
Paul Zettl	Senior Vice President	*
Alexander Shafran	Senior Vice President	*
Brandon Brown	Senior Vice President	*
Sharanya Mitchell	Senior Vice President	*
Kevin Rochefort	Senior Vice President	*
Colleen Cleary	Senior Vice President	*
Kristen Choi	Senior Vice President	*
Daniel Hafford	Senior Vice President	*
Jason Vinikoor	Senior Vice President	*
Christian Rusu	Senior Vice President	*
Diana Noto	Senior Vice President	*
David Conway	Senior Vice President	*
Michael Frank	Senior Vice President	*
Louisa Kasper	Senior Vice President	*
Jeffrey Sharon	Senior Vice President	*
Koichiro Teramoto	Senior Vice President	*
Hamid Tabib	Senior Vice President	*
Michiru Wisely	Senior Vice President	*
Michael Hart	Vice President	*
Humberto Medina	Vice President	*
William Formosa	Vice President	*
Janine Seto-Moy	Vice President	*
Robert Kastoff	Vice President	*
Leon Ko	Vice President	*
Steve Lam	Vice President	*
Kelly Lam	Vice President	*
Michael McGarry	Vice President	*
Stephen Quan	Vice President	*
Michael Schell	Vice President	*
Joseph Handelman	Vice President	*
Ryan McLean	Vice President	*
Margaret Mo	Vice President	*
Christopher Gasta	Vice President	*

Elizabeth Heisler	Vice President	*
Thuy Quynh Dang	Vice President	*
Dane Garrood	Vice President	*
Matthew McAvoy	Vice President	*
Damien Porras	Vice President	*
Yue Zhang	Vice President	*
William Cheng	Vice President	*
Jonathan Beshel	Vice President	*
Lorraine Tutovic	Vice President	*
Mark Blake	Vice President	*
Jonathan Brailey	Vice President	*
Keith Caswell	Vice President	*
Grace Ding	Vice President	*
Raquel McLean	Vice President	*
Jarrett Mellman	Vice President	*
Daniel Tyshovnytsky	Vice President	*
David Fossella	Vice President	*
Wincheng Lin	Vice President	*
Marcel Miu	Vice President	*
David Moonasar	Vice President	*
Brian Casey	Vice President	*
Jessen Fahey	Vice President	*
Steven Grise	Vice President	*
Shirley Lam	Vice President	*
Michele Meyer	Vice President	*
Alec Overby	Vice President	*
Saagar Parikh	Vice President	*
Anthony Puma	Vice President	*
Hideya Sakai	Vice President	*
Arun Sharma	Vice President	*
Brendan Walters	Vice President	*
Jan Willem Van Kranenburg	Vice President	*
Dany Suzanne Smith	Vice President	*
Regina Vaitzman	Vice President	*
Myra Mercado	Vice President	*
Matthew Darwin	Vice President	*

Siyu Dong	Vice President	*
Jiyang Zhang	Vice President	*
Boris Royzen	Vice President	*
Natalie Hedlund	Vice President	*
Christopher Nelson	Vice President	*
Eldar Radovici	Vice President	*
Pretash Nuculaj	Vice President	*
Christopher Boland	Vice President	*

Item	32. Location of Accounts and Records

The majority of the accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules thereunder will be maintained as follows: journals, ledgers, securities records and other original records will be maintained principally at the offices of the Registrant’s Sub-Administrator and Custodian, State Street Bank and Trust Company. All other records so required to be maintained will be maintained at the offices of Cohen & Steers Capital Management, Inc., 280 Park Avenue, New York, New York 10017.

Item	33. Management Services

Not applicable.

Item	34. Undertakings

(1) Registrant undertakes to suspend the offering of shares until the prospectus is amended if, subsequent to the effective date of this Registration Statement, its net asset value declines more than ten percent from its net asset value as of the effective date of the Registration Statement or its net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

(2) Not applicable.

(3) Not applicable.

(4) Not applicable.

(5) Registrant hereby undertakes that:

(a) for the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of the Registration Statement in reliance on Rule 430A and contained in the form of prospectus filed by Registrant under Rule 497(h) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective; and

(b) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(6) Registrant undertakes to send by first-class mail or other means designed to ensure equally prompt delivery,

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New York, State of New York, on the 30th day of March, 2022.

COHEN & STEERS REAL ESTATE OPPORTUNITIES AND INCOME FUND

By:	/s/ James Giallanza
James Giallanza
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

SIGNATURE	TITLE	DATE

By: /s/ JAMES GIALLANZA	President and Chief Executive Officer (Principal Executive Officer)	March 30, 2022
(JAMES GIALLANZA)

By: /s/ ALBERT LASKAJ	Treasurer and Chief Financial Officer (Principal Financial Officer)	March 30, 2022
(ALBERT LASKAJ)

*	Chairman and Trustee	March 30, 2022
(JOSEPH M. HARVEY)

*	Trustee	March 30, 2022
(ADAM M. DERECHIN)

*	Trustee	March 30, 2022
(MICHAEL G. CLARK)

*	Trustee	March 30, 2022
(DEAN A. JUNKANS)

*	Trustee	March 30, 2022
(GEORGE GROSSMAN)

*	Trustee	March 30, 2022
(GERALD J. MAGINNIS)

*	Trustee	March 30, 2022
(JANE F. MAGPIONG)

*	Trustee	March 30, 2022
(DAPHNE L. RICHARDS)

*	Trustee	March 30, 2022
(RAMONA ROGERS-WINDSOR)

* By: /s/ DANA A. DEVIVO		March 30, 2022
Dana A. DeVivo ATTORNEY-IN-FACT

Index of Exhibits

(s)(ii)	Amended and Restated Fee Exhibit